                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Louis Dreyfus Natural Gas Corp.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   546011 10 7
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                                 (CUSIP Number)


                              James F. Stutts, Esq.
                       Vice President and General Counsel
                              Patricia A. Wilkerson
                     Vice President and Corporate Secretary
                            Dominion Resources, Inc.
                               120 Tredegar Street
                            Richmond, Virginia 23219
                                 (804) 819-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 9, 2001
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Dominion Resources, Inc. (54-1229715)

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                      (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS
    BK and WC

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia

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                             7        SOLE VOTING POWER
                                      0
NUMBER OF
SHARES                                ------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY                              19,150,000(1)
EACH
REPORTING                             -----------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
                                      0

                                     ------------------------------------------
                            10        WITH SHARED DISPOSITIVE POWER
                                      19,150,000(1)
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     19,150,000(1)

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [X]
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     43.6 %

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14  TYPE OF REPORTING PERSON
                      CO

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(1) Includes 19,150,000 shares of Common Stock that may be deemed to be beneficially owned by Dominion Resources, Inc. pursuant to the Principal Shareholders Agreement described in Item 6 below.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.01 per share (the "Company Common Stock"), of Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Company"). The Company's principal corporate offices are located at 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c) This statement is being filed by Dominion Resources, Inc., a corporation organized under the laws of Virginia ("Dominion"). Dominion's principal corporate offices are located at 120 Tredegar Street, Richmond, Virginia 23219. Dominion is one of the nation's largest producers of energy. Dominion's 22,000-megawatt generation portfolio is expected to grow to more than 28,000 megawatts by 2005. In addition to its existing 2.8 trillion cubic feet equivalent (Tcfe) of natural gas reserves and 315 billion cubic feet equivalent
(Bcfe) of annual production, Dominion also owns and operates 7,600 miles of natural gas transmission pipeline with a delivery capability of 6.3 billion cubic feet per day. Dominion also operates the nation's largest underground natural gas storage system with more than 950 billion cubic feet of storage capacity. Dominion also serves nearly four million retail natural gas and electric customers in five states. Dominion has about 16,000 employees. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

     (d) - (e) Neither Dominion, nor to the knowledge of Dominion, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Schedule 13D is filed as a result of the Principal Shareholders Agreement described in Item 6 of this Schedule 13D. The consideration for the shares of Company Common Stock to be purchased by Dominion pursuant to the Principal Shareholders Agreement is cash and Dominion common stock, no par value (the "Dominion Common Stock") . No other funds were required in connection with entering into the Principal Shareholders Agreement.

     Dominion expects initially to finance the cash component of the merger described in Item 4 of this Schedule 13D with a bridge loan or short term commercial paper. After the merger, Dominion plans to replace the short term financing with a combination of trust preferred securities and long term debt issued by either Dominion or its wholly owned subsidiary Consolidated Natural Gas Company.

ITEM 4.  PURPOSE OF THE TRANSACTION

     On September 9, 2001, Dominion, Consolidated Natural Gas Company, a wholly owned subsidiary of Dominion ("CNG"), and the Company entered into an Agreement and Plan of Merger, which they subsequently amended pursuant to Amendment No. 1 to the Agreement and Plan of Merger dated as of September 17, 2001 (as amended, the "Merger Agreement"). At the effective time (the "Effective Time") of the merger (the "Merger"), pursuant to the Merger Agreement, the Company will be merged with and into a direct wholly owned subsidiary of Dominion (the "Merger Sub")organized solely for purposes of the Merger. Merger Sub will be the surviving corporation (the "Surviving Corporation") in the merger. Following the Merger, the Dominion will contribute all of the outstanding stock of the Surviving Corporation to CNG and it will become wholly owned by CNG.

     Upon consummation of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement), other than shares of Company Common Stock owned by Dominion and its subsidiaries and by the Company, including treasury stock, which shall be cancelled, and shares of Company Common Stock held by shareholders who validly exercise their appraisal rights under Oklahoma law, will be converted into (i) the right to receive $20.00 in cash and (ii) 0.3226 of a share of Dominion Common Stock, subject to adjustment as provided in the Merger Agreement.

     The certificate of incorporation and bylaws of Merger Sub immediately before the Effective Time of the Merger will be the certificate of incorporation and bylaws of the Surviving Corporation until amended. The directors and officers of Merger Sub at the Effective Time of the Merger will be the directors and officers of the Surviving Corporation.

     The closing of the Merger will occur promptly after the day on which the last condition to completing the Merger is satisfied or waived, or at such other time as Dominion and the Company may agree. The consummation of the Merger is subject to a number of conditions, including (i) compliance with the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) approval of the Merger Agreement and the transactions contemplated thereby by the holders of a majority of the outstanding shares of Company Common Stock, (iii) the Registration Statement (as defined in the Merger Agreement) becoming effective and (iv) the receipt of tax opinions from legal counsel to the Company and Dominion to the effect that the Merger will qualify as a reorganization under section 368(a) of the Internal Revenue Code of 1986, as amended.

     Pursuant to the Merger Agreement, the Company must pay, in certain circumstances upon termination of the Merger Agreement, a fee of $70 million in cash (the "Termination Fee") to Dominion. The Company has agreed to pay the Termination Fee if (i) the Merger Agreement is terminated by the Company in order to accept a superior proposal, (ii) the Merger Agreement is terminated by Dominion because: (a) the Company's Board withdraws, modifies or changes in a manner adverse to Dominion its recommendation of the Merger, or (b) the Company breaches its no solicitation obligation in a material respect and Dominion is adversely affected thereby; (iii) the Merger Agreement is terminated: (a) by Dominion because the Company breaches its representations or covenants in the Merger Agreement, (b) by the Company because the Merger did not occur by March 31, 2002, or (c) by the Company or Dominion because the Company's shareholders did not approve the Merger, and (A) there was outstanding another acquisition proposal, (B) Dominion was not in material breach of the Merger Agreement, (C) the Company Shareholders did not approve the Merger, (D) the Company Board did not withdraw, modify or change its recommendation of the Merger, and (E) within twelve months after termination, the Company enters into an agreement which is ultimately consummated or consummates a transaction with the proponent of the acquisition proposal or another party pursuant to a superior acquisition proposal.

     The preceding summary of the Merger Agreement does not purport to be complete. Reference is made to the full text of the Merger Agreement that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

     In connection with execution of the Merger Agreement, the Company entered into a gas sale agreement (the "Gas Sale Agreement") with Dominion Exploration & Production, a wholly owned subsidiary of Dominion. The Gas Sale Agreement calls for the Company to deliver approximately 48 billion cubic feet ("Bcf")of natural gas at the rate of approximately 4 Bcf per month for twelve months beginning in January 2002 to Dominion Exploration & Production at a weighted average price of approximately $3.03 per million cubic feet. The Gas Sale Agreement will survive any termination of the Merger Agreement. The 48 Bcf of gas subject to this Gas Sale Agreement represents approximately 3% of the Company's estimated proved reserves as of June 30, 2001.

     Except as set forth in this Item 4 or as provided in the Merger Agreement, the Gas Sale Agreement, the Principal Shareholders Agreement described in Item 6 of this Schedule 13D or as otherwise referred to or described in this Schedule 13D, Dominion has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) By reason of its execution of the Principal Shareholders Agreement described in Item 6 of this Schedule 13D and the voting agreement and irrevocable proxy contained therein, Dominion may be deemed to beneficially own 19,150,000 shares of Company Common Stock, or approximately 44% of the Company Common Stock outstanding. Dominion expressly disclaims that it has become a member of a "group" as a result of the execution of the Principal Shareholders Agreement described in Item 6 of this Schedule 13D.

     (c) Other than the execution of the Principal Shareholders Agreement described in Item 6 of this Schedule 13D, none of Dominion or, to Dominion's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Company Common Stock in the past 60 days.

     (d) - (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Reference is made to Item 4 above.

     On September 9, 2001, Dominion and subsidiaries of S.A. Louis Dreyfus et Cie named in the Principal Shareholders Agreement, as hereinafter defined, that own approximately 44% of the outstanding shares of the Company Common Stock (the "Principal Shareholders") entered into the Principal Shareholders Agreement (the "Principal Shareholders Agreement"). The following is a summary of the material terms of the Principal Shareholders Agreement. This summary is qualified in its entirety by reference to the Principal Shareholders Agreement which is attached as an exhibit to this statement and is incorporated in this Schedule 13D by this reference. The Principal Shareholders has agreed to vote: (i) in favor of the approval of the terms of the merger, (ii) against any action, proposal, transaction or agreement that would constitute a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Merger Agreement, (iii) except as otherwise agreed to in writing in advance by Dominion, against the following actions or proposals, (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company, (b) a sale, lease or transfer of a significant part of the assets of the Company or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries, (c) any change in the persons who constitute the board of directors, (d) any change in the present capitalization or any amendment of the articles of incorporation or bylaws, (e) any other material change in the corporate structure or business, or (f) any other action or proposal that is intended or would reasonably be expected, to prevent, impede, or materially interfere with, delay or postpone the Merger. The Principal Shareholders also appointed Dominion, or its designee, as proxy to vote their shares at any meeting of the Company shareholders called with respect to the matters described above. If the Company board of directors decides that it has a fiduciary obligation to not recommend to the Company shareholders that they approve the Merger, the Principal Shareholders are only required to vote approximately two-thirds of the shares owned by them (approximately 29% of the outstanding Company Common Stock) in favor of the Merger. The voting agreement terminates if the Merger Agreement terminates for any reason including if the Company terminates the Merger Agreement to accept a superior proposal. The Principal Shareholders Agreement also restricts the ability of the Principal Shareholders to sell the shares they receive in the Merger. The Principal Shareholders may not sell the shares of Dominion Common Stock for 90 days after the Merger is complete. For the next twelve months, the Principal Shareholders can only sell in any month up to ten percent (10%) of the shares they receive in the Merger, unless Dominion agrees to allow them to sell more.

     Except as provided in the Merger Agreement, the Principal Shareholders Agreement, and as otherwise referred to or described in this Schedule 13D, to Dominion's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Dominion and the Company or any other person with respect to securities of the Company.

     The preceding summary of the Principal Shareholders Agreement does not purport to be complete. Reference is made to the full text of the Principal Shareholders Agreement that are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description

2.1 Agreement and Plan of Merger, dated September 9, 2001 by and among Dominion Resources, Inc., Consolidated Natural Gas Company and Louis Dreyfus Natural Gas Corp. (Exhibit 2.1, Form 8-K filed September 10, 2001 by Dominion Resources, Inc., File No. 1-8489, incorporated by reference).

2.2 Amendment No. 1 to Agreement and Plan of Merger, dated as of September 17, 2001 by and among Dominion Resources, Inc., Consolidated Natural Gas Company and Louis Dreyfus Natural Gas Corp. (filed herewith).

10.1 Principal Shareholders Agreement dated September 9, 2001 by and among Dominion Resources, Inc., Louis Dreyfus Commercial Activities Inc., Louis Dreyfus Natural Gas Holdings Corp. and L.D. Fashions Holdings Corp. (Exhibit 2.2, Form 8-K filed September 12, 2001 by Louis Dreyfus Natural Gas Corp., File No. 1-12480, incorporated by reference).

10.2 Gas Sale Agreement dated September 9, 2001 between Dominion Exploration & Production Inc. and Louis Dreyfus Natural Gas Corp. (Exhibit 10.1, Form 8-K filed September 12, 2001 by Louis Dreyfus Natural Gas Corp., File No. 1-12480, incorporated by reference).

                                   SCHEDULE I

                  Information Concerning Executive Officers and
                      Directors of Dominion Resources, Inc.

   The current executive officers and directors of Dominion are listed below. Dominion's principal executive offices are located at 120 Tredegar Street, Richmond, Virginia 23219. Unless otherwise indicated, the business address listed for each individual not principally employed by Dominion is also the address of the corporation or other organization which principally employs that individual.

                               CORPORATE OFFICERS


NAME                            PRESENT POSITION WITH DOMINION           CITIZENSHIP
Thos E. Capps            Director, Chairman, President & Chief          United States
                         Executive Officer

Thomas N. Chewning       Executive Vice President, Chief Financial      United States
                         Officer

Thomas F. Farrell, II    Executive Vice President                       Untied States

James P. O'Hanlon        Executive Vice President                       United States

Duane C. Radtke          Executive Vice President                       United States

Robert E. Rigsby         Executive Vice President                       United States

Edgar M. Roach, Jr.      Executive Vice President                       United States

James L. Trueheart       Group Vice President and Chief Administrative  United States
                         Officer

Eva Teig Hardy           Senior Vice President - External Affairs       United States
                         & Corporate Communications

G. Scott Hetzer          Senior Vice President and Treasurer            United States

James L. Sanderlin       Senior Vice President - Law                    United States

Steven A. Rogers         Vice President, Controller and Principal       United States
                         Accounting Officer


                                    DIRECTORS

NAME                            POSITION/PRESENT PRINCIPAL OCCUPATION OR        CITIZENSHIP
                                     EMPLOYMENT AND BUSINESS ADDRESS
William S. Barrack, Jr.     Director of Standard Commercial Corporation.       United States
                            His address is 781 Weed Street, New Canaan,
                            CT 06840.
Thos. E. Capps              Chairman, President and Chief Executive Officer    United States
                            of Dominion.
George A. Davidson, Jr.     Director of PNC Financial Services Group, Inc.     United States
                            and BFGoodrich Company. His address is 625
                            Liberty Avenue, Pittsburgh, PA 15222-3199.
John W. Harris              President of Lincoln Harris, LLC. The address      United States
                            of Lincoln Harris, LLC is 100 North Tryon Street,
                            Suite 2600, Charlotte, NC 28202.
Benjamin J. Lambert, III    Optometrist. The address of his practice is        United States
                            904 North First Street, Richmond, VA 23219.
Richard L. Leatherwood      Director of CACI International, Inc. His address   United States
                            is 3805 Greenway, Baltimore, MD 21218.
Margaret A. McKenna         President of Lesley University. The address        United States
                            of Lesley University is 29 Everett Street,
                            Cambridge, MA 02138-2790.
Steven A. Minter            Director of The Cleveland Foundation, Goodyear     United States
                            Tire & Rubber Company and Key Corp. His address
                            is 1422 Euclid Avenue, Suite 1400, Cleveland, OH
                            44115.
Kenneth A. Randall          Director of Oppenheimer Funds, Inc.                United States
                            and Prime Retail, Inc. His address is
                            6 Whittaker's Mill, Williamsburg, VA 23185.
Frank S. Royal              Physician. The address of his practice is          United States
                            East End Medical Building, 1122 North 25th
                            Street, Richmond, VA 23223.

S. Dallas Simmons    Chairman, President and Chief Executive Officer  United States
                     of Dallas Simmons & Associates. The address of
                     Dallas Simmons & Associates is 314 Burnwick Road,
                     Richmond, VA 23227.
Robert H. Spilman    President of Spilman Properties, Inc.            United States
                     The address of Spilman Properties, Inc. is
                     3559 Fairystone Park Highway, 2nd Floor,
                     Bassett, VA 24055.
David A. Wollard     Chairman of the Board of Exempla Healthcare.     United States
                     The address of Exempla Healthcare is
                     600 Grant Street, Suite 600, Denver, CO 80203-3525.


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             DOMINION RESOURCES, INC.



                            By:     /s/ Patricia A. Wilkerson
                                --------------------------------
                            Name:   Patricia A. Wilkerson
                            Title:  Vice President and Corporate Secretary



Dated: September 19, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER             DESCRIPTION
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2.1          Agreement and Plan of Merger, dated September 9, 2001 by and among
             Dominion Resources, Inc., Consolidated Natural Gas Company and Louis Dreyfus Natural Gas Corp. (Exhibit 2.1, Form 8-K filed September 10, 2001 by Dominion Resources, Inc., File No. 1-8489, incorporated by reference).

2.2 Agreement No. 1 to Agreement and Plan of Merger, dated as of September 17, 2001 by and among Dominion Resources, Inc., Consolidated Natural Gas Company and Louis Dreyfus Natural Gas Corp. (filed herewith).

10.1 Principal Shareholders Agreement dated September 9, 2001 by and among Dominion Resources, Inc., Louis Dreyfus Commercial Activities Inc., Louis Dreyfus Natural Gas Holdings Corp. and L.D. Fashions Holdings Corp. (Exhibit 2.2, Form 8-K filed September 12, 2001 by Louis Dreyfus Natural Gas Corp., File No. 1-12480, incorporated by reference).

10.2 Gas Sale Agreement dated September 9, 2001 between Dominion Exploration & Production Inc. and Louis Dreyfus Natural Gas Corp. (Exhibit 10.1, Form 8-K filed September 12, 2001 by Louis Dreyfus Natural Gas Corp., File No. 1-12480, incorporated by reference).